EXHIBIT 99.1

Tekmira Acquires Worldwide License to Novel RNAi Technology

Tekmira and Marina Biotech Enter Into License Agreement for UNA Technology

VANCOUVER, British Columbia, Nov. 29, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that it has obtained a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog (UNA) from Marina Biotech, Inc. (OTCQX:MRNA) for the development of RNAi therapeutics.

UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects.

"Our license to Marina's UNA technology expands and diversifies our foundation of technologies that enable us to develop RNAi therapeutics. With Tekmira's leading LNP delivery technology, a strong balance sheet, and access to multiple RNAi payload technologies, we are well positioned to aggressively advance multiple products into human clinical trials," said Dr. Mark J. Murray, Tekmira's President and CEO.

"We intend to leverage our expertise in LNP delivery and our broad understanding of therapeutic RNA payload design to optimize the use of UNA in our development pipeline, as well as provide pharmaceutical partners the opportunity to license UNAs combined with our LNP delivery technology to develop RNAi therapeutics," added Dr. Murray.

Under the license agreement, Tekmira has received worldwide, non-exclusive rights to Marina Biotech's UNA technology for the development of RNAi therapeutic products, and Marina will receive an upfront payment plus milestone and royalty payments on products developed by Tekmira that use UNA technology. Financial terms of the license agreement were not disclosed.

Unlocked Nucleobase Analogs (UNA) are acyclic ribonucleoside analogs in which the bond between C2' and C3' atoms is broken. This change in sugar structure renders this nucleoside analog very flexible. This characteristic is in contrast to the widely used locked nucleosides that lock the sugar conformation by a bridged bond between C2' and C4' atoms. The flexible nature of UNA reduces the binding affinity between two strands of an RNAi drug and gives unique characteristics to its genes silencing abilities. MARINA Biotech has demonstrated that UNA has the potential to improve RNAi therapeutics by increasing stability and reducing sense and antisense mediated off-target effects while retaining potency.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about a worldwide non-exclusive license to UNA technology from Marina Biotech, Inc.; the potential of UNA technology to improve RNAi therapeutics; the use of UNA technology by Tekmira; the use of UNA technology to lead to future development of RNAi (ribonucleic acid interference) therapeutic products; providing pharmaceutical partners the opportunity to license UNAs combined with Tekmira's LNP delivery technology to develop RNAi therapeutics; delivery of upfront payment plus milestone and royalty payments on products developed by Tekmira that use UNA technology; UNAs potential to improve siRNA therapeutics; Tekmira's aggressive advancement of multiple products into human clinical trials; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi product development programs; and expectations regarding the expansion of Tekmira's product pipeline.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; UNA's compatibility with Tekmira's existing LNP technology platform and other technologies; the potential for UNA technology to improve RNAi drugs by increasing their stability and reducing off-target effects; and the opportunity to develop product candidates using UNA technology. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that UNA technology does not improve RNAi therapeutics; the possibility that UNA is not compatible with Tekmira's LNP technology and does not result in additional product candidates being developed by Tekmira; the possibility that pharmaceutical companies will not license UNAs combined with Tekmira's LNP delivery technology to develop RNAi therapeutics; the possibility that other organizations have made advancements in RNAi delivery and payload technology that Tekmira is not aware of; and the possibility that Tekmira may not advance any further product candidates or expand its product pipeline.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca